SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

Commission File Number: 001-34914

Xueda Education Group

A-4 Xibahe Beili

Chaoyang District

Beijing 100028

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐ No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On July 27, 2015, Xueda Education Group (the “Company”) issued a press release announcing the execution of an agreement and plan of merger (the “Merger Agreement”), dated as of July 26, 2015, by and among Xiamen Insight Investment Co., Ltd. (“Insight”) and the Company. A copy of the press release is included herein as Exhibit 99.1.

Pursuant to the terms and conditions of the Merger Agreement, Insight will form a subsidiary, which will merge with and into the Company, and the Company will be the surviving company in the merger and become a wholly owned subsidiary of Insight immediately upon the effectiveness of the merger.  Pursuant to the merger, each ordinary share of the Company will be converted into the right to receive US$2.75 in cash per ordinary share, and each American Depositary Share of the Company will be converted into the right to receive US$5.50 in cash per American Depositary Share, subject to the terms and conditions set forth in the Merger Agreement. A copy of the Merger Agreement is included herein as Exhibit 99.2.

As a condition precedent to the consummation of the merger and pursuant to the terms and conditions of the Merger Agreement, the contractual arrangements entered into by Xuecheng Century (Beijing) Information Technology Co., Ltd., Beijing Xueda Information Technology Co., Ltd., which is the Company’s consolidated variable interest entity (the “VIE”), and the shareholders of the VIE, will be terminated immediately prior to the completion of the merger pursuant to a termination agreement (the “Termination Agreement”), dated as of July 26, 2015, by and among the Company, Xuecheng Century (Beijing) Information Technology Co., Ltd., the VIE, Insight and the shareholders of the VIE. A copy of the English translation of Termination Agreement is included herein as Exhibit 99.3.

The foregoing descriptions of the press release, the Merger Agreement and the Termination Agreement are qualified in their entirety by reference to Exhibits 99.1, 99.2 and 99.3, respectively.

In connection with proposed transaction, the Company will prepare and mail to its shareholders a proxy statement that will, among other things, include a copy of the Merger Agreement, and will file with the U.S. Securities and Exchange Commission (the “SEC”) a Schedule 13E-3 transaction statement that will include, among other things,  the Company’s proxy statement.  Investors and shareholders are urged to read carefully and in their entirety these materials and other materials to be filed with or furnished to the SEC when they become available, as they will contain important information about the Company, the proposed transaction,  the other participants in the proposed transaction and related matters.

TABLE OF CONTENTS

Exhibit 99.1 — Press release dated July 27, 2015

Exhibit 99.2 — Agreement and Plan of Merger, dated as of July 26, 2015, by and among Xiamen Insight Investment Co., Ltd. and Xueda Education Group

Exhibit 99.3 — English translation of Termination Agreement, dated as of July 26, 2015, by and among Xueda Education Group, Xuecheng Century (Beijing) Information Technology Co., Ltd., Beijing Xueda Information Technology Co., Ltd., Xiamen Insight Investment Co., Ltd. and certain other parties thereto

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XUEDA EDUCATION GROUP

By:	/s/ Xin Jin
Name:	Xin Jin
Title:	Chief Executive Officer

Date: July 27, 2015